UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

SMX (Security Matters) Public Limited Company (the “Company”) was recognized by Frost & Sullivan with its 2023 Global Enabling Technology Leadership Award. Each year, Frost & Sullivan presents this award to a company that, based on its criteria and assessments, has developed a pioneering technology that enhances current products and enables the development of new products and applications.

Frost & Sullivan is paid by the Company to provide coverage and analysis of the Company and its business, and has been paid a standard submission fee for it to be considered for the award. The coverage and analysis is led by a team of Frost & Sullivan analysts and researchers that follows the Company’s developments and activities pursuant to a one year contract that commenced in March 2023 when the Company’s securities commenced trading on Nasdaq.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 30, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer